Pricing Supplement No. 205QQ
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006 and
product supplement QQ dated October 9, 2007

Registration Statement No. 333-137902
Dated October 26, 2007; Rule 424(b)(2)

Deutsche Bank /

Deutsche Bank AG, London Branch
$5,650,000
Out-Performance Securities Linked to the Financial Select Sector SPDR Fund and the S&P 500® Index due November 3, 2008

General

- Out-Performance Securities Linked to the Financial Select Sector SPDR Fund and the S&P 500 Index due November 3, 2008 (the "**securities**") are designed for investors who seek an enhanced return of 2.0 times the difference between the appreciation, if any, of the Financial Select Sector SPDR Fund and the S&P 500 Index at maturity, up to a Cap on the Relative Performance of the Underlyings (each as defined below) of 22.50%. Investors should be willing to forgo coupon and dividend payments during the term of the securities and, be willing to lose all or some of their initial investment if the return of the Financial Select Sector SPDR Fund is less than the return of the S&P 500 Index at maturity.
- Senior unsecured obligations of Deutsche Bank AG due November 3, 2008.
- Denominations of $1,000.
- Minimum initial investments of $1,000.
- The securities priced on October 26, 2007 and are expected to settle on November 1, 2007 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa1 to securities, such as the securities offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A. †
Underlyings:	The Financial Select Sector SPDR Fund (Bloomberg: XLF <Index>) (the "**Long Underlying**") and the S&P 500 Index (Bloomberg: SPX <Index>) (the "**Short Underlying**", together with the Long Underlying, the "**Underlyings**").
Issue Price:	100% of the face amount.
Participation Rate:	200.00%.
Cap:	22.50%.
Relative Performance:	Long Underlying Return – Short Underlying Return
Payment at Maturity:	• If the Relative Performance is greater than zero, you will receive a cash payment per $1,000 security face amount that provides you with a return on your investment equal to the Relative Performance subject to the Cap multiplied by the Participation Rate. Accordingly, if the Relative Performance is greater than zero, your payment at maturity per $1,000 security face amount will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Participation Rate} \times \text{the lesser of:}$$
a) the Relative Performance); and
b) the Cap)

- If the Relative Performance is equal to zero, you will receive a cash payment at maturity of $1,000 per $1,000 security face amount.
- If the Relative Performance is less than zero, your payment at maturity per $1,000 security face amount will be calculated as follows:

$$\$1,000 + [\$1,000 \times \text{Relative Performance}]$$

If the Relative Performance is negative, you could lose some or all of your investment in the securities.

Underlying Return:	The Underlying Return for each Underlying shall be calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Initial Level:	**Underlyings**	**Initial Level**
	Long Underwriting	33.70
	Short Underwriting	1535.28

Final Level:	The closing level for each respective Underlying on the Final Valuation Date, as determined by the Calculation Agent.
Trade Date:	October 26, 2007
Final Valuation Date:	October 29, 2008, subject to postponement in the event of a market disruption event and as described under "Description of Securities – Payment at Maturity" in the accompanying product supplement.
Maturity Date:	November 3, 2008, subject to postponement in the event of a market disruption event and as described under "Description of Securities – Payment at Maturity" in the accompanying product supplement.
CUSIP:	2515A0 FH 1
ISIN:	US2515A0FH14

† A credit rating is not a recommendation to buy, sell or hold securities, and may be subject to revision at any time by the assigning rating agency.

Investing in the securities involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Selected Risk Considerations" in this pricing supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Security	$1,000.00	$0.00	$1,000.00
Total	$5,650,000.00	$0.00	$5,650,000.00

(1) For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this pricing supplement.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$5,650,000.00	$173.46

Deutsche Bank Securities   **Deutsche Bank Trust Company Americas**

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

- You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these securities are a part, and the more detailed information contained in product supplement QQ dated October 9, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

    - Product supplement QQ dated October 9, 2007:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312507214981/d424b21.pdf

    - Prospectus supplement dated November 13, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

    - Prospectus dated October 10, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

What is the Payment Amount on the Securities at Maturity Assuming a Range of the Relative Performance of the Underlyings?

The table below illustrates the payment at maturity for a $1,000 security face amount for a hypothetical range of the Relative Performance of the Underlyings and assumes a Participation Rate of 200.00%, an Initial Level of 33.70 for the Long Underlying and an Initial Level of 1535.28 for the Short Underlying (the actual Initial Levels will be determined on the Trade Date) and a Cap on the Relative Performance of 22.50%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Relative Performance XLF - SPX	Payment at Maturity ($)	Return on Security (%)
100.00%	$1,450.000	45.00%
90.00%	$1,450.000	45.00%
80.00%	$1,450.000	45.00%
70.00%	$1,450.000	45.00%
60.00%	$1,450.000	45.00%
50.00%	$1,450.000	45.00%
40.00%	$1,450.000	45.00%
30.00%	$1,450.000	45.00%
20.00%	$1,400.000	40.00%
10.00%	$1,200.000	20.00%
0.00%	$1,000.000	00.00%
-10.00%	$900.000	-10.00%
-20.00%	$800.000	-20.00%
-30.00%	$700.000	-30.00%
-40.00%	$600.000	-40.00%
-50.00%	$500.000	-50.00%
-60.00%	$400.000	-60.00%
-70.00%	$300.000	-70.00%
-80.00%	$200.000	-80.00%
-90.00%	$100.000	-90.00%
-100.00%	$0.000	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: **The difference between the Underlying Return of the Long Underlying and the Short Underlying is 10.00%.** Because the Relative Performance of 10.00% does not exceed the Cap of 22.50%, the investor receives a payment at maturity of $1,200.00 per $1,000.00 security face amount, calculated as follows:

Payment at maturity per $1,000.00 security face amount = $1,000.00 + ($1,000.00 x 10.00% x 200.00%) = $1,200.00

Example 2: The difference between the Underlying Return of the Long Underlying and the Short Underlying is 40.00%. Because the Relative Performance of 40.00% exceeds the Cap of 22.50%, the investor receives a payment at maturity of $1,450.00 per $1,000.00 security face amount, the maximum payment on the securities, calculated as follows:

Payment at maturity per $1,000.00 security face amount = $1,000.00 + ($1,000.00 x 22.50% x 200.00%) = $1,450.00

Example 3: The difference between the Underlying Return of the Long Underlying and the Short Underlying is zero. Because the Relative Performance is zero, the investor receives a payment at maturity of $1,000.00 per $1,000.00 security face amount.

Example 4: The difference between the Underlying Return of the Long Underlying and the Short Underlying is -30.00%. Because the Relative Performance is negative, the investor receives a payment at maturity of $700.00 per $1,000.00 security face amount.

Payment at maturity per $1,000.00 security face amount = $1,000.00 + ($1,000.00 x -30.00%) = $700.00

Selected Purchase Considerations

- **THE SECURITIES DO NOT GUARANTEE THE RETURN OF YOUR INITIAL INVESTMENT** – The return of your initial investment at maturity is solely dependent on whether the Relative Performance is greater than, or equal to, zero at maturity. A negative Relative Performance will result in the loss of some or all of your initial investment in the securities.

- **APPRECIATION POTENTIAL** – The securities provide the opportunity to enhance equity returns by multiplying a positive Relative Performance by a Participation Rate of 200.00%, subject to the Cap on the Relative Performance of 22.50%. Because the securities are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **RETURN LINKED TO THE PERFORMANCE OF THE UNDERLYINGS** – The return on the securities, which may be positive or negative, is linked to the Underlyings. The Long Underlying is an exchange-traded fund managed by the Select Sector SPDR Trust, a registered investment company. The Select Sector SPDR Trust consists of nine separate investment portfolios, including the Long Underlying. The Long Underlying seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Financial Select Sector Index. It is possible that this fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the Financial Select Sector Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund or due to other circumstances. For additional information about the Financial Select Sector Index, see the information set forth under "**The Financial Select Sector SPDR Fund**" in this pricing supplement.

  The Short Underlying is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the Short Underlying is currently based on the relative aggregate market value of the common stocks of 500 companies (the "**S&P component stocks**") as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years

1941 through 1943. For purposes of the Short Underlying, historically, the market value of any component stock was calculated as the product of the market price per share and the number of outstanding shares of such component stock. On March 21, 2005, Standard & Poor's ("**S&P**"), a division of the McGraw-Hill Companies, Inc., began to calculate the market value of the S&P component stocks on a float-adjusted basis. S&P completed the transition to a fully float-adjusted basis on September 16, 2005. The float-adjusted calculation excludes certain stocks that do not publicly trade, such as significant blocks of stock held by affiliates of the issuer or by governments. The S&P component stocks are not stocks of the 500 largest companies listed on the NYSE, nor are all S&P component stocks listed on such exchange. S&P chooses companies for inclusion in the Short Underlying with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the Short Underlying to achieve this objective. For additional information about the Short Underlying, see the information set forth under "**The S&P 500 Index**" in this pricing supplement.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlyings or in any of the component stocks thereof. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS** – The securities do not guarantee any return of your initial investment. The return on the securities at maturity is linked to the difference between the performance of the Long Underlying and the Short Underlying and will depend on whether, and the extent to which, the Relative Performance is positive or negative. Your investment will be exposed to any negative Relative Performance. **Accordingly, you could lose up to the entire amount of your investment.**

- **THE SECURITIES DO NOT REPRESENT AN INVESTMENT IN A BASKET OF THE UNDERLYINGS –** The securities do not represent an investment in a basket of the Underlyings. The Relative Performance will be negative, and you will lose some or all of your principal, if the Short Underlying Return exceeds the Long Underlying Return, regardless of the performance of each of the Underlyings in absolute terms. The benefit to you of any increase in the level of the Long Underlying may be offset or negated entirely by increases in the level of the Short Underlying. You will not benefit from any increase in the level of the Short Underlying, regardless of the performance of the Long Underlying, and even a decline in the level of the Short Underlying may not benefit you unless the Long Underlying declines by a lesser amount, because the return on the securities is solely dependent on the relative performance of the Underlyings.

- **THE RETURN ON YOUR SECURITIES IS LIMITED BY THE CAP –** As a holder of the securities, you will not benefit from any positive Relative Performance beyond the Cap. If the Relative Performance exceeds the Cap, the return on the securities will be limited by the Cap, notwithstanding the actual Relative Performance of the Underlyings.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY** – While the payment at maturity described in this pricing supplement is based on the full face amount of your securities, the original issue price of the securities includes the agents' commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase securities from

you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your securities to maturity.

- **NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the securities, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks of the Underlyings would have.

- **LACK OF LIQUIDITY** – The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the securities.

- **ADJUSTMENTS TO THE COMPONENT STOCKS UNDERLYING THE FINANCIAL SELECT SECTOR SPDR FUND OR TO THE FINANCIAL SELECT SECTOR INDEX COULD ADVERSELY AFFECT THE VALUE OF THE SECURITIES** – SSgA Funds Management, Inc. ("SSgA") is the investment adviser to the Financial Select Sector SPDR Fund, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Financial Select Sector Index. The stocks included in the Financial Select Sector Index are selected by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), acting as index compilation agent in consultation with Standard & Poor's Corporation ("S&P") from the universe of companies represented by the S&P 500 Index. The Financial Select Sector Index is calculated and disseminated by the American Stock Exchange. Merrill Lynch, in consultation with S&P, can add, delete or substitute the stocks underlying the Financial Select Sector Index that could change the value of the Financial Select Sector Index. Pursuant to its investment strategy or otherwise, SSgA may add, delete or substitute the stocks composing the Financial Select Sector SPDR Fund. Any of these actions could adversely affect the price of the component stocks underlying the Financial Select Sector SPDR Fund and, consequently, the value of the securities.

- **THE COMPONENT STOCKS UNDERLYING THE FINANCIAL SELECT SECTOR SPDR FUND AND THE FINANCIAL SELECT SECTOR INDEX ARE DIFFERENT** – The performance of the component stocks underlying the Financial Select Sector SPDR Fund may not exactly replicate the performance of the Financial Select Sector Index because the Financial Select Sector SPDR Fund will reflect transaction costs and fees that are not included in the calculation of the Financial Select Sector Index. It is also possible that the Financial Select Sector SPDR Fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the Financial Select Sector Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund or due to other circumstances. SSgA may invest up to 5% of the Financial Select Sector SPDR Fund's assets in convertible securities, structured notes, options and futures contracts and money market instruments including repurchase agreements or funds which invest exclusively in money market instruments. The Financial Select Sector SPDR Fund may use options and futures contracts, convertible securities and structured notes in seeking performance that corresponds to the Financial Select Sector Index and in managing cash flows.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE UNDERLYINGS TO WHICH THE SECURITIES ARE LINKED OR THE MARKET VALUE OF THE SECURITIES** – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Long Underlying and the Short Underlying to which the securities are linked.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES** – In addition to the relative levels of Underlyings on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of the Underlyings;

  - the time to maturity of the securities;

  - the market price and dividend rate on the component stocks of the Underlyings;

  - interest and yield rates in the market generally and in the markets of the component stocks of the Underlyings;

  - a variety of economic, financial, political, regulatory or judicial events;

  - the composition of the Underlyings and any changes to the component stocks underlying it;

  - supply and demand for the securities; and

  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Certain U.S. Federal Income Tax Consequences

The following is a general description of certain United States federal income tax consequences relating to the securities. It does not purport to be a complete analysis of all tax considerations relating the securities. Prospective purchasers of the securities should consult their tax advisers as to the consequences under the tax laws of the United States of acquiring, holding and disposing of the securities and receiving payments of interest, principal and/or

other amounts under the securities. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

This section discusses the material United States federal income tax consequences of owning the securities. It applies to you only if you hold your securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

- a dealer in securities,

- a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

- a bank,

- a life insurance company,

- a tax-exempt organization,

- a person that owns the securities as part of a straddle or a hedging or conversion transaction for tax purposes, or

- a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the securities.

Except as otherwise noted under "Non-United States Holders" below, this discussion is only applicable to you if you are a United States holder. You are a United States holder if you are a beneficial owner of a security and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE SECURITIES SHOULD BE TREATED FOR UNITED STATES FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE SECURITIES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISER AS TO THE TAX CONSEQUENCES OF HAVING AGREED TO THE REQUIRED TAX TREATMENT OF YOUR SECURITIES DESCRIBED BELOW AND AS TO THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS TO YOUR INVESTMENT IN YOUR SECURITIES.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat the securities for United States Federal income tax purposes as a pre-paid derivative contract in respect of the Underlyings, and the terms of your securities require you and us (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to treat your securities for all tax purposes in accordance with such characterization. If the securities are so treated, subject to the discussion below regarding the possible application of Section 1260, you should recognize capital gain or loss upon the sale or maturity of your securities in an amount equal to the difference between the amount you receive at such time and your tax basis in the securities. In general, your tax basis in your securities will be equal to the price you paid for them. Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations. Your holding period for your securities will generally begin on the date after the issue date (i.e., the settlement date) for your securities and, if you hold your securities until maturity, your holding period will generally include the maturity date.

Possible Application of Constructive Ownership Rules. Although not entirely clear, it is possible that the purchase and ownership of the securities could be treated as a "constructive ownership transaction" which would be subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code. If your securities were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale or maturity of your securities would be recharacterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such capital gain) to the extent that such capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased an actual interest in the Long Underlying on the date that you purchased your securities and sold such interest in the Long Underlying on the date of the sale or maturity of the securities (the "Excess Gain Amount"). Because the securities will only reflect the appreciation in the value of the Long Underlying itself and will not participate economically in any short-term capital gains or ordinary income that would be recognized by holders of interests in the Long Underlying, it is likely that the Excess Gain amount will be equal to zero (assuming for this purpose that the Long Underlying does not declare any consent dividends during the term of the securities), and that the application of the constructive ownership rules should accordingly not have any adverse effects to you. Because the application of the constructive ownership rules is unclear, however, you are strongly urged to consult your tax adviser with respect to the possible application of the constructive ownership rules to your investment in the securities.

Alternative Treatments. Alternatively, it is possible that the securities could be treated as a debt instrument subject to the special tax rules governing contingent debt instruments. If the securities are so treated, you would be required to accrue interest income over the term of your securities based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities. You would recognize gain or loss upon the sale or maturity of your securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your securities. In general, your adjusted basis in your securities would be equal to the amount you paid for your securities, increased by the amount of interest you previously accrued with respect to your securities. Any gain you recognize upon the sale, redemption or maturity of your securities would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your securities, and thereafter, would be capital loss.

If the securities are treated as a contingent debt instrument and you purchase your securities in the secondary market at a price that is at a discount from, or in excess of, the

adjusted issue price of the securities, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in Treasury Regulations governing contingent debt instruments. Accordingly, if you purchase your securities in the secondary market, you should consult your tax adviser as to the possible application of such rules to you.

Because of the absence of authority regarding the appropriate tax characterization of your securities, it is possible that the IRS could seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above. For example, the IRS could possibly assert that any gain or loss that you recognize upon the maturity of your securities should be treated as ordinary gain or loss. You should consult your tax adviser as to the tax consequences of such characterizations and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

Backup Withholding and Information Reporting. If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

- payments of principal and interest on a security within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

- the payment of the proceeds from the sale of a security effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

- fails to provide an accurate taxpayer identification number,

- is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

- in certain circumstances, fails to comply with applicable certification requirements.

Payment of the proceeds from the sale of a security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a security that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

- the proceeds are transferred to an account maintained by you in the United States,

- the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

- the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of a security effected at a foreign office of a broker will be subject to information reporting if the broker is:

- a United States person,

- a controlled foreign corporation for United States tax purposes,

- a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

- a foreign partnership, if at any time during its tax year:

- one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

- such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

Non-United States Holders. If you are not a United States holder, you will not be subject to United States withholding tax with respect to payments on your securities but you will be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your securities unless you comply with certain certification and identification requirements as to your foreign status.

THE FINANCIAL SELECT SECTOR SPDR FUND

We have derived all information contained in this pricing supplement regarding the Financial Select Sector Financial SPDR Fund (the "**Financial SPDR Fund**"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Standard & Poor's ("**S&P**") and SSgA Funds Management, Inc. ("**SSFM**"). The Financial SPDR Fund is an investment portfolio maintained and managed by SSFM. SSFM is the investment advisor to the Financial SPDR Fund. The Financial SPDR Fund is an exchange traded fund ("**ETF**") that trades on the American Stock Exchange LLC ("**AMEX**") under the ticker symbol "**XLF**". We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

The Select Sector SPDR Trust (the "**Trust**") is a registered investment company that consists of nine separate investment portfolios, including the Financial Select Sector Financial SPDR Fund. This fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Financial Select Sector Index. Information provided to or filed with the Commission by the Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 333-57791 and 811-08837, respectively, through the Commission's website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information.

Investment Objective and Strategy

The Financial SPDR Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Financial Select Sector Index. The Financial Select Sector Index measures the performance of the financial services sector of the U.S. equity market. The Financial Select Sector Index includes companies in the following sub-sectors: banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment, and real estate including REITs.

Replication

The Financial SPDR Fund pursues the indexing strategy of "replication" in attempting to track the performance of Financial Select Sector Index. The Financial SPDR Fund will invest in all of the securities which comprise the Financial Select Sector Index. The Financial SPDR Fund will normally invest at least 95% of its total assets in common stocks that comprise the Financial Select Sector Index.

Correlation

The Financial Select Sector Index is a theoretical financial calculation, while the Financial SPDR Fund is an actual investment portfolio. The performance of the Financial SPDR Fund and the Financial Select Sector Index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The Financial SPDR Fund, using a replication strategy, can be expected to have a lesser tracking error than a fund using representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in an underlying index.

Holdings Information

As of October 26, 2007, the Financial SPDR Fund included 93 companies. The Financial SPDR Fund's three largest holdings are Citigroup Inc., Bank of America Corporation and American International Group, Inc. The following table summarizes the Financial SPDR Fund's top holdings in individual companies as of such date.

Top ten holdings in individual securities as of October 26, 2007

Company	Percentage of Total Holdings
Bank of America Corporation	8.15%
Citigroup Inc.	8.02%
American International Group, Inc.	6.19%
JPMorgan Chase & Co.	6.09%
Wells Fargo & Company	4.42%
Goldman Sachs Group, Inc.	3.59%
Wachovia Corporation	3.35%
American Express Company	2.76%
Morgan Stanley	2.55%
Fannie Mae	2.18%

The information above was compiled from www.sectorspdr.com. We make no representation or warranty as to the accuracy of the information above. The information on www.sectorspdr.com is not, and should not be considered, incorporated by reference therein.

The Financial Select Sector Index

We have derived all information contained in pricing supplement sheet regarding the Financial Select Sector Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The stocks included in each Select Sector Index, including the Financial Select Sector Index, are selected by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("**Merrill Lynch**") acting as Index Compilation Agent in consultation with S&P from the universe of companies represented by the S&P 500 Index. The AMEX acts as index calculation agent in connection with the calculation and dissemination of each Select Sector Index, including the Financial Select Sector Index.

The Financial Select Sector Index, which is one of the nine Select Sector sub-indices of the S&P 500 Index, is intended to give investors an efficient, modified market capitalization-based way to track the movements of certain public companies that represent the financial sector of the S&P 500 Index. As of September 20, 2007, the Financial Services Sector Index included 92 component stocks in the following industries: commercial banks, capital markets; diversified financial services, insurance and real estate.

Each stock in the S&P 500 Index is allocated to only one Select Sector Index, and the nine Select Sector Indices together comprise all of the companies in the S&P 500 Index. As of the market close on October 26, 2007, the weighting of each Select Sector Index in the S&P 500 Index based on the capitalization of the stocks in the index was as follows:

Select Sector Index	Weighting
The Consumer Discretionary Select Sector Index	8.84%
The Consumer Staples Select Sector Index	9.69%
The Energy Select Sector Index	11.98%
The Financial Select Sector Index	19.22%
The Health Care Select Sector Index	11.81%
The Industrial Select Sector Index	11.58%
The Materials Select Sector Index	3.29%
The Technology Select Sector Index	20.26%
The Utilities Select Sector Index	3.34%
Total	100.00%

Each Select Sector Index was developed and is maintained in accordance with the following criteria:

- Each of the component stocks in a Select Sector Index (the "**Component Stocks**") is a constituent company of the S&P 500 Index.

- The nine Select Sector Indexes together will include all of the companies represented in the S&P 500 Index and each of the stocks in the S&P 500 Index will be allocated to one and only one of the Select Sector Indices.

- Merrill Lynch, acting as the Index Compilation Agent, assigns each constituent stock of the S&P 500 Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns a company's stock to a particular Select Sector Index on

the basis of such company's sales and earnings composition and the sensitivity of the company's stock price and business results to the common factors that affect other companies in each Select Sector Index. S&P has sole control over the removal of stocks from the S&P 500 Index and the selection of replacement stocks to be added to the S&P 500 Index. However, S&P plays only a consulting role in the Select Sector Index assignment of the S&P 500 Index component stocks, which is the sole responsibility of the Index Compilation Agent.

- Each Select Sector Index is calculated by the American Stock Exchange Index Services Group ("**ISG**") using a modified "market capitalization" methodology. This design ensures that each of the component stocks within a Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of such Select Sector Index. Under certain conditions, however, the number of shares of a component stock within the Select Sector Index may be adjusted to conform to Internal Revenue Code requirements.

Each Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500 Index, using a base-weighted aggregate methodology. See "—The S&P 500 Index" below. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.

The Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies ISG that a Component Stock's Select Sector Index assignment should be changed, the AMEX will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indexes on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently.

Component Stocks removed from and added to the S&P 500 Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500 Index insofar as practicable.

Discontinuance of the Financial SPDR Fund and/or Financial Select Sector Index; Alteration of Method of Calculation

If the Financial Select Sector Financial SPDR Fund is liquidated or otherwise terminated (a "**Liquidation Event**"), the Final Level of the Financial SPDR Fund on the Final Valuation Date will be determined by the Calculation Agent and will be deemed to equal the product of (i) the Final Level of the Financial Select Sector Index (or any Financial Select Sector Successor Index, as described below) on the Final Valuation Date (taking into account any material changes in the method of calculating the Financial Select Sector Index following such Liquidation Event) times (ii) a fraction, the numerator of which is the Final Level of the Financial SPDR Fund and the denominator of which is the Final Level of the Financial Select Sector Index (or any Financial Select Sector Successor Index, as described below), each determined as of the last day prior to the occurrence of the Liquidation Event on which a Closing Level of the Financial SPDR Fund was available.

If the Index Publisher discontinues publication of the Financial Select Sector Index and the Index Publisher or another entity publishes a successor or substitute index that the Issuer, as the Calculation Agent, determines, in its sole discretion, to be comparable to the discontinued Financial Select Sector Index (such index being referred to herein as a "**Financial Select Sector Successor Index**"), then any subsequent Final Level following a Liquidation Event will be determined by reference to the published value of such Financial Select Sector Successor Index at the regular weekday close of trading on the Trading Day on which any Final Level is to be determined.

Upon any selection by the Calculation Agent of a Financial Select Sector Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the Trustee, to us and to DTC, as holder of the security, within three Trading Days of such selection. We expect that such notice will be passed on to you, as a beneficial owner of the security, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If the Index Publisher discontinues publication of the Financial Select Sector Index prior to, and such discontinuance is continuing on, the Final Valuation Date following a Liquidation Event and the Issuer, as the Calculation Agent, determines, in its sole discretion, that no Financial Select Sector Successor Index is available at such time, then the Calculation Agent will determine the Final Level for such date. The Final Level will be computed by the Calculation Agent in accordance with the formula for calculating the Financial Select Sector Index last in effect prior to such discontinuance, using the Final Level (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the Final Level that would have prevailed but for such suspension or limitation) at the close of the principal trading session of the Relevant Exchange on such date of each security most recently composing the Financial Select Sector Index without any rebalancing or substitution of such securities following such discontinuance. Notwithstanding these alternative arrangements, discontinuance of the publication of the Financial Select Sector Index may adversely affect the value of the securities.

THE S&P 500® INDEX

We have derived all information contained in this pricing supplement regarding the S&P 500 Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, S&P. The S&P 500 Index was developed by S&P and is calculated, maintained and published by S&P. We make no representation or warranty as to the accuracy or completeness of such information.

The S&P 500 Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500 Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies (the "**S&P 500 Component Stocks**") as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Historically, the "**Market Value**" of any S&P 500 Component Stock was calculated as the product of the market price per share and the number of the then outstanding shares of such S&P 500 Component Stock. As discussed below, on March 21, 2005, S&P began to use a new methodology to calculate the Market Value of the Component Stocks and on September 16, 2005, S&P completed its transition to the new calculation methodology. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500 Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common

stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the Market Value and trading activity of the common stock of that company.

On March 21, 2005, S&P began to calculate the Index based on a half float-adjusted formula, and on September 16, 2005 the Index became fully float adjusted. S&P's criteria for selecting stocks for the Index have not been changed by the shift to float adjustment. However, the adjustment affects each company's weight in the Index (*i.e.*, its Market Value).

Under float adjustment, the share counts used in calculating the Index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

- holdings by government entities, including all levels of government in the United States or foreign countries; and

- holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor ("**IWF**") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. (On March 21, 2005, the S&P 500 Index moved half way to float adjustment, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the Index between March 21, 2005 and September 16, 2005 was 0.90. On September 16, 2005, S&P began to calculate the Index on a fully float-adjusted basis, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500 Index on and after September 16, 2005 is 0.80.) The float-adjusted Index is calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this pricing supplement, the S&P 500 Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500 Index reflects the total Market Value of all 500 S&P 500 Component Stocks relative to the S&P 500 Index's base period of 1941–43 (the "**Base Period**").

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total Market Value of the S&P 500 Component Stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941–43=10. In practice, the daily calculation of the S&P 500 Index is computed by dividing the total Market Value of the S&P 500 Component Stocks by a number called the Index Divisor. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P 500 Index, it is the only link to the original Base Period level of the S&P 500 Index. The Index Divisor keeps the S&P 500 Index comparable over time and is the manipulation point for all adjustments to the Index ("**Index Maintenance**").

Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500 Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P 500 Index require an Index Divisor adjustment. By adjusting the Index Divisor for the change in total Market Value, the level of the S&P 500 Index remains constant. This helps maintain the level of the S&P 500 Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500 Index does not reflect the corporate actions of individual companies in the S&P 500 Index. All Index Divisor adjustments are made after the close of trading and after the calculation of the S&P 500 Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the Index and do not require Index Divisor adjustments.

The table below summarizes the types of the S&P 500 Index maintenance adjustments and indicates whether or not an Index Divisor adjustment is required.

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Stock split (*e.g.*, 2-for-1)	Shares Outstanding *multiplied by* 2; Stock Price *divided by* 2	No
Share Issuance (*i.e.*, change ≥ 5%)	Shares Outstanding *plus* newly issued Shares	Yes
Share Repurchase (*i.e.*, change ≥ 5%)	Shares Outstanding *minus* Repurchased Shares	Yes
Special Cash Dividends	Share Price *minus* Special Dividend	Yes
Company Change	Add new company Market Value *minus* old company Market Value	Yes
Rights offering	Price of parent company *minus* $\left(\dfrac{\text{Price of Rights}}{\text{Right Ratio}} \right)$	Yes
Spinoffs	Price of parent company *minus* $\left(\dfrac{\text{Price of Spinoff Co.}}{\text{Share Exchange Ratio}} \right)$	Yes

Stock splits and stock dividends do not affect the Index Divisor of the S&P 500 Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the S&P 500 Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the S&P 500 Component Stock and consequently of altering the aggregate Market Value of the S&P 500 Component Stocks (the "**Post-Event Aggregate Market Value**"). In order that the level of the S&P 500 Index (the "**Pre-Event Index Value**") not be affected by the altered Market Value (whether increase or decrease) of the affected S&P 500 Component Stock, a new Index Divisor ("**New Divisor**") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the Index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500 Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500 Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the Index. In addition, any changes over 5% in the current common shares outstanding for the Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.

License Agreement with S&P

We have entered into an agreement with S&P providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the S&P 500 Index, which is owned and published by S&P, in connection with certain securities, including the securities.

The securities are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly, or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to Deutsche Bank AG is the licensing of certain trademarks and trade names of S&P without regard to Deutsche Bank AG or the securities. S&P has no obligation to take the needs of Deutsche Bank AG or the holders of the securities into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing, price or quantity of the securities to be issued or in the determination or calculation of the amount due at maturity of the securities. S&P has no obligation or liability in connection with the administration, marketing or trading of the securities.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG, HOLDERS OF THE SECURITIES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"STANDARD & POOR'S", "S&P", "S&P 500" AND "500" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY DEUTSCHE BANK AG. THIS TRANSACTION IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY S&P AND S&P MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF PURCHASING ANY OF THE SECURITIES.

Discontinuation of the S&P 500 Index; Alteration of Method of Calculation

If S&P discontinues publication of the S&P 500 Index and S&P or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be

comparable to the discontinued Index (such index being referred to herein as an "**S&P Successor Index**"), then any S&P 500 Index closing level will be determined by reference to the level of such S&P Successor Index at the close of trading on the NYSE, the AMEX, the Nasdaq National Market or the relevant exchange or market for the S&P Successor Index on the Final Valuation Date.

Upon any selection by the calculation agent of a S&P Successor Index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the securities.

If S&P discontinues publication of the S&P 500 Index prior to, and such discontinuance is continuing on, the Final Valuation Date, and the calculation agent determines, in its sole discretion, that no S&P Successor Index is available at such time, or the calculation agent has previously selected a S&P Successor Index and publication of such S&P Successor Index is discontinued prior to and such discontinuation is continuing on such Final Valuation Date or other relevant date, then the calculation agent will determine the S&P 500 Index closing level for such date. The S&P 500 Index closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the S&P 500 Index or S&P Successor Index, as applicable, last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the S&P 500 Index or S&P Successor Index, as applicable. Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500 Index or S&P Successor Index, as applicable, on the relevant exchange may adversely affect the value of the securities.

If at any time the method of calculating the S&P 500 Index or an S&P Successor Index, or the level thereof, is changed in a material respect, or if the S&P 500 Index or an S&P Successor Index is in any other way modified so that such index does not, in the opinion of the calculation agent, fairly represent the level of the S&P 500 Index or such S&P Successor Index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on each date on which the S&P 500 Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the S&P 500 Index or such S&P Successor Index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the closing level with reference to the S&P 500 Index or such S&P Successor Index, as adjusted. Accordingly, if the method of calculating the S&P 500 Index or an S&P Successor Index is modified so that the level of the S&P 500 Index or such S&P Successor Index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the S&P 500 Index or such S&P Successor Index), then the calculation agent will adjust the S&P 500 Index or such S&P Successor Index in order to arrive at a level of the S&P 500 Index or such S&P Successor Index as if there had been no such modification (*e.g.*, as if such split had not occurred).

Market Disruption Events

Certain events may prevent the calculation agent from calculating the closing levels of the Underlyings on the Final Valuation Date and, consequently, the Underlying Return for each Underlying and the Relative Performance. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to these events individually as a "market disruption event."

With respect to the Underlyings, a "**market disruption event**" means:

- a suspension, absence or material limitation of trading of stocks then constituting 20% or more of the level of each Underlying (or the relevant successor underlying) on the relevant exchanges (as defined below) for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such relevant exchange; or

- a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for stocks then constituting 20% or more of the level of each Underlying (or the relevant successor underlying) during the one hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or

- a suspension, absence or material limitation of trading on any major securities market for trading in futures or options contracts related to each Underlying (or the relevant successor underlying) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such market; or

- a decision to permanently discontinue trading in the relevant futures or options contracts;

in each case, as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the securities.

For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in each Underlying is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the disrupted Underlyings, respectively shall be based on a comparison of:

- the portion of the level of the disrupted Underlyings attributable to that security, relative to

- the overall level of the disrupted Underlying,

in each case, immediately before that suspension or limitation.

For purposes of determining whether a market disruption event has occurred:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or market;

- limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80A as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts on the Underlyings by the primary securities market trading in such contracts by reason of:

  - a price change exceeding limits set by such exchange or market;

- an imbalance of orders relating to such contracts; or

- a disparity in bid and ask quotes relating to such contracts

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Underlyings; and

- a "suspension, absence or material limitation of trading" on any relevant exchange or on the primary market on which futures or options contracts related to the Underlyings are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

"**Relevant exchange**" means the primary exchange or market of trading for any security (or any combination thereof) then included in the Underlyings or any successor exchange-traded fund or index.

Historical Information

The following graphs set forth the historical performance of the Underlyings based on the daily Index closing levels from January 4, 2002 through October 26, 2007. The Long Underlying and the Short Underlying closing levels on October 26, 2007 were 33.70 and 1535.28, respectively. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. **The historical levels of the Underlyings should not be taken as an indication of future performance, and no assurance can be given as to the Final Level of the Underlyings. We cannot give you assurance that the performance of the Underlyings will result in the return of your initial investment.**





Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the securities. The agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 security face amount, and Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 security face amount. See "Underwriting" in the accompanying product supplement.

We expect to deliver the securities against payment for the securities on or about the fourth business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade their securities on the Trade Date will be required, by virtue of the fact that we expect the securities initially to settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement.